UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Plan year ended December 31, 2003 .

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to .

Commission file number     0-11527 .

A.	MPSI SYSTEMS INC. MATCHING INVESTMENT PLAN

B.	MPSI Systems Inc. 4343 South 118th East Avenue Tulsa, Oklahoma 74146

MPSI SYSTEMS INC. MATCHING INVESTMENT PLAN

Financial Statements and Supplemental Schedule

As of December 31, 2003 and 2002, and for the Year Ended
December 31, 2003

Contents

		Page No.
(a)	Financial Statements:
	(1) Report of Independent Registered Public Accounting Firm	3
	(2) Statements of Net Assets Available for Benefits	4
	(3) Statement of Changes in Net Assets Available for Benefits	5
	(4) Notes to Financial Statements	6
	(5) Supplemental Schedule:
	Form 5500, Schedule H, Line 4i: - Schedule of Assets
	(Held at End of Year) - December 31, 2003	11
(b)	Signatures	12
(c)	Exhibits -
	23.1. Consent of Independent Registered Public Accounting Firm -
	Tullius Taylor Sartain & Sartain LLP
Consent of Independent Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Plan Administrator
MPSI Systems Inc. Matching Investment Plan

We have audited the accompanying statements of net assets available for benefits of MPSI Systems Inc. Matching Investment Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of MPSI Systems Inc. Matching Investment Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes at End of Year as of December 31, 2003, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Tullius Taylor Sartain & Sartain LLP

Fayetteville, Arkansas
June 17, 2004

MPSI SYSTEMS INC.
MATCHING INVESTMENT PLAN
Statements of Net Assets Available for Benefits

	December 31, 2003	December 31, 2002
Assets
Investments, at fair value	$4,534,598	$3,870,434
Receivables:
Employee contributions	15,571	24,368
Employer contributions	55,617	121,082
Accrued interest / dividends	1,892	1,856

	73,080	147,306

Net assets available for benefits	$4,607,678	$4,017,740

See accompanying notes.

MPSI SYSTEMS INC.
MATCHING INVESTMENT PLAN
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2003
Additions
Investment income:
Net appreciation in fair value of investments	$851,655
Interest and dividends	80,304
Contributions:
Employees	260,565
Employer	55,987

Net additions	1,248,511
Deductions
Benefit payments	(658,573)

Net increase	589,938
Net assets available for benefits, at beginning of year	4,017,740

Net assets available for benefits, at end of year	$4,607,678

See accompanying notes.

MPSI SYSTEMS INC.
MATCHING INVESTMENT PLAN

Notes to the Financial Statements

December 31, 2003

(1)	Description of the Plan

The following description of MPSI Systems Inc. Matching Investment Plan (“the Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of MPSI Systems Inc. (the “Company”). All employees of the Company meeting eligibility requirements set forth in the Plan may participate in the Plan as of January 1 and July 1 of the Plan year following their completion of one hour of service and attainment of the age of 18. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective January 1, 2003, the Plan was amended to meet the requirements of the Uruguay Round Agreements Act (GATT), Pub. L. 103-465, the Small Business Job Protection Act of 1996, Pub. L. 104-188, the Uniform Services Employment and Reemployment Rights Act of 1994, Pub. L. 103-353, the Taxpayer Relief Act of 1997, Pub. L. 105-34, the Internal Revenue Service Restructuring and Reform Act of 1998, Pub. L. 105-206, and the Community Renewal Tax Relief Act of 2000, Pub. L. 106-554. These laws are referred to collectively as GUST. In addition, the Plan was amended to reflect certain provisions contained in the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”).

Contributions

Each year, participants may contribute up to 75%, but not to exceed the IRS maximum contribution limitation, of their annual compensation, as defined by the Plan, subject to certain limitations. A participant’s interest in compensation deferrals and voluntary contributions is at all times fully vested. A participant’s interest in amounts attributable to employer contributions vests based on a five year graded vesting schedule. After one year of service, a participant is 20% vested; two years — 40%; three years — 60%; four years — 80% and 100% after five years. A participant is fully vested in employer contributions when employment terminates due to (1) retirement at age 65, (2) total and permanent disability or (3) death. When a participant’s employment terminates prior to meeting the above conditions, the participant is fully vested in employer contributions only if the participant either has completed five years of vesting service or has satisfied one of the Plan’s grandfathered vesting rules. If a participant’s employment terminates prior to being fully vested, in accordance with the graduated vesting schedule above, the remaining unvested balance in the participant’s “Company Contributions Account” is forfeited and used to reduce future Company contributions. If the participant is rehired within five years, the forfeited amounts may be restored to the participant’s accounts under certain circumstances.

The Company’s accrued discretionary matching contribution is based upon a Matching Percentage applied to the participants’ qualifying contributions. At its discretion, the Company may match up to 100% of the participant deferrals up to the first 6% of participant compensation.

In 2003, the Company Match for the 2002 Plan year was made in cash and allocated to participant accounts based upon contribution elections made by each participant. The Company’s discretionary matching per-centage is 50% of the participant deferrals up to the first 6% of participant compensation for Plan year 2003.

Investment Options

Participants may direct their employee contributions and any Company contributions into any of the investment options selected by the plan administrator. At December 31, 2002, one such investment option was the MPSI Stock Fund. However, effective February 11, 2003, Merrill Lynch Trust Company, the Plan’s Trustee (the “Trustee”), advised they would no longer make purchases of MPSI stock. They will attempt to handle sale transactions but, with the limited trading potential of the stock, cannot guarantee a standard time for completion of MPSI stock sale transactions.

Participant Loans

A participant in the Plan may request a loan not in excess of the lesser of: (1) 50% of the vested account balance or (2) $50,000. A participant may have three loans outstanding at any time. The repayment terms of loans may not exceed five years except for loans used to acquire the participant’s principal residence which may not exceed fifteen years. Each loan bears interest at a rate commensurate with market rates for similar loans and repayments are made by payroll deduction.

Plan Termination

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. The Company has not expressed any intent to terminate the Plan. In the event of Plan termination, participants will become 100 percent vested in the Company matching contribution portion of their accounts.

Payment of Benefits

On termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account, or upon death, disability or retirement, elect to receive annual installments over a ten-year period.

Distributions are also permitted to satisfy a financial hardship, as defined by the Plan.

Forfeitures

Forfeitures are used to reduce the Company’s contributions in the plan year following the year in which the forfeitures occur. At December 31, 2003 and 2002, unallocated forfeitures were $12,106 and $19,175, respectively.

(2)	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The investment in $.05 par value Common Stock of MPSI Systems Inc. (hereinafter “Common Stock”) was stated at the average bid and offer prices quoted by Pink Sheets LLC. Investments in registered investment companies are stated at published market prices which represent the net asset value of shares held by the Plan at year end. Investments in money market funds are stated at par value, which approximates fair value. Investments in common/collective trusts are valued by the Trustee of the Plan based on the fair value of the underlying assets. Participant loans are stated at cost, which approximates fair value.

The Plan provides for investments in various investment securities, which, in general, are exposed to certain risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Administration of the Plan

Committee members are appointed by the Company to administer the Plan. The Company bears all costs associated with administering the Plan, except for minor administrative expenses paid by the Plan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(3)	Investments

Investments are maintained by the trustee of the Plan, Merrill Lynch Trust Company, in accordance with trust agreements.

During 2003, the Plan’s investments (including investments purchased, sold as well as held during the year) appreciated in fair value as determined by quoted market prices for common stock and published market prices for registered investment companies as follows:

Net Appreciation
in Fair Value of
Investments
Corporate bonds and notes	$3,088
MPSI common stock	13,285
Registered investment companies	835,282

Total	$851,655

The fair value of investments that represent 5% or more of the Plan’s net assets are as follows:

December 31,
2003
Merrill Lynch Focus Fund	$491,799
Merrill Lynch Global Allocation Fund	1,014,147
Merrill Lynch Retirement Preservation Trust	827,537
Merrill Lynch Equity Index Trust	485,661
Munder Net Net Fund	237,495

December 31,
2002
Merrill Lynch Focus Fund	$416,434
Merrill Lynch Global Allocation Fund	786,313
Merrill Lynch Retirement Preservation Trust	784,133
Merrill Lynch Equity Index Trust	426,144
Seligman Communication Fund	202,534

(4)	Related Party Transactions

Certain investments are shares of mutual funds managed by Merrill Lynch Trust Company (“Merrill Lynch”). Merrill Lynch is the trustee as defined by the Plan; and, therefore, these transactions qualify as party-in-interest transactions. The Company pays for the investment management fees on behalf of the Plan.

(5)	Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2003	2002
Net assets available for benefits per the financial statements	$4,607,678	$4,017,740
Less: Contributions receivable	71,188	145,450

Net assets available for benefits per the Form 5500	$4,536,490	$3,872,290

The following is a reconciliation of the change in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2003:

December 31,
2003
Net increase in net assets available for benefits per the financial statements	$589,938
Difference in contributions received	74,262
Net increase in net assets available for benefits per the Form 5500	$664,200

(6)	Income Tax Status

The Plan is a Non-Standardized Prototype Profit Sharing Plan (the “Prototype Plan”) sponsored by Merrill Lynch Trust Company. The Internal Revenue Service has determined and informed the prototype sponsor by a letter dated June 4, 2002, that the Prototype Plan is designed in accordance with applicable sections of the Internal Revenue Code. The Prototype Plan determination letter has been relied upon by this Plan. The

Plan Administrator believes the Plan is designed and is being operated in compliance with the applicable provisions of the Code.

(7)	Sponsor Privatization

In November 2003 MPSI Systems Inc. announced the Board of Directors had approved taking the Company private and deregistering its common stock in order to avoid the substantially increased costs associated with corporate governance and financial reporting in the wake of the Sarbanes — Oxley Act of 2002. The going-private transaction is subject to stockholder approval at the next annual stockholders meeting scheduled for the summer of 2004. The Company has filed preliminary proxy materials that are presently under review by the Securities and Exchange Commission. A definitive proxy statement, notice of annual meeting and associated disclosure materials will be delivered to stockholders of record as soon as the SEC review is completed. As members of the MPSI Board of Directors cumulatively hold a majority of outstanding common shares, it is expected that the transaction will receive stockholder approval.

The going-private transaction is structured in the form of a reverse stock split in which one share of new common stock will be issued for each 100 shares of old common stock. The Company will pay cash for fractional shares based upon a market value of approximately $.30 per share. Participants in the Plan will have the choice of retaining their post split shares or cashing out at the exchange price. Should privatization preclude brokers from continuing to make a market in MPSI stock, the Plan trustee has advised MPSI that any remaining shares thereafter may have to be administered by an alternative trustee. It is not contemplated that this transaction would constitute a partial plan termination.

(8)	Timely Remittance of Participant Contributions

The Department of Labor (DOL) has revised the 2003 Form 5500 to specifically focus on timely deposits of participant contributions. The Company must remit participant contributions in accordance with the DOL’s plan asset regulation at 29 CFR Section 2510.3-102, which states that amounts paid by a plan participant or beneficiary or withheld by an employer from a participant’s wages for contribution to a plan are plan assets on the earliest date that they can reasonably be segregated from the employer’s general assets, but in no event later than the 15th business day of the month following the month in which the participant contributions are withheld or received by the employer. During the year ended December 31, 2003, the Company remitted all participant contributions to the Plan on or before the 15th business day of the month following the month in which the Company withheld the contributions, which dates were not necessarily the earliest dates they could reasonably have been segregated. Management of the Company believes its remittance practices met DOL regulations; and, therefore, that Line 4a of Schedule H of the 2003 Form 5500 has been properly prepared in compliance with DOL regulations.

MPSI SYSTEMS INC. MATCHING INVESTMENT PLAN
EIN: 73-1064024, PLAN #: 001
FORM 5500, SCHEDULE H, LINE 4i — Schedule of Assets (Held at End of Year)
December 31, 2003

(a)	(b)	(c)	(d)	(e)
		Description of Investment,
	Identity of Issue, Borrower, Lessor	Including Maturity Date, Rate of		Current
	or Similar Party	Interest, Par or Maturity Value	Cost	Value
Registered Investment Companies
*	Merrill Lynch Focus Fund	40,712 Class A Shares	**	$491,799
*	Merrill Lynch Global Allocation Fund	67,745 Class A Shares	**	1,014,147
*	Merrill Lynch Corporate Bond Fund	13,439 Class A Shares	**	160,457
*	Merrill Lynch Healthcare Fund	20,236 Class A Shares	**	123,443
	Oppenheimer Total Return Fund	19,907 Class A Shares	**	214,401
	AIM Balanced	3,178 Class A Shares	**	76,041
	AIM International Fund	1,852 Class A Shares	**	30,203
	John Hancock Small Cap Fund	13,437 Class A Shares	**	117,847
	Munder Net Net Fund	14,170 Class A Shares	**	237,495
	Alliance Premier Growth Fund	5,871 Class A Shares	**	98,981
	Seligman Communication Fund	7,144 Class A Shares	**	164,249
	MFS Capital Opportunity Fund	13,200 Class A Shares	**	157,086
	Mass Investors Growth Stock Fund	14,735 Class A Shares	**	166,798
Common/Collective Trust
*	Merrill Lynch Retirement Preservation
	Trust	827,537 Units	**	827,537
*	Merrill Lynch Equity Index Trust	6,042 Tier I Shares	**	485,661
Common Stock
*	MPSI Systems Inc.	139,230 Common Shares	**	42,465
*	Loans to Participants	Interest rates ranging from
		5.0% to 10.5%	**	125,988
*	Indicates party-in-interest to the Plan.
**	Investments are participants-directed; thus, cost information is not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the MPSI Systems Inc. Matching Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MPSI SYSTEMS INC. MATCHING INVESTMENT PLAN Name of Plan
Date: June 28, 2004	By	/s/ Jere D. Iwata
Jere D. Iwata, Chairman
Administrative Committee